[LETTERHEAD OF T.ROWE PRICE GROUP, INC.]

March 10, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Filing for the T. Rowe Price Goldman Sachs Private Markets Fund:

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), the following documents are hereby submitted for filing with the Securities and Exchange Commission:

i.	A copy of the joint fidelity blanket bond (the “Bond”) executed on behalf of Registered Investment Companies Managed by Affiliates of T. Rowe Price Group, Inc. (“the Funds”) and providing for coverage of $135 million issued by ICI Mutual acting as lead underwriter during the policy term for the period August 31, 2025 to August 31, 2026;

ii.	A copy of the resolutions of the Board of Trustees of the Fund, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act), approving the amount, type, form, coverage of the Bond and the portion of the premium to be paid by each Fund, and allocation of premiums and recoveries under the Bond;

iii.	A copy of the joint fidelity bond agreement concerning the allocation of premiums and recoveries under the Bond. This is an amended copy from the filing which was originally filed on behalf of the other joint Insureds on December 19, 2026, in order to reflect the addition of a new Registered Investment Company, the T. Rowe Price Goldman Sachs Private Markets Fund (“the Interval Fund”); and

iv.	A chart showing the Interval Fund’s Gross Assets and the amount of the single insured bond that would have been provided and maintained had the Interval Fund not been named as an insured under a joint insured bond.

Please note that the premium was paid in its entirety when coverage was initially placed in August.

Should you have any questions, please contact Jennifer L. Whitman at (410) 577-4823.

Yours truly,

/s/ Fran Pollack-Matz

Fran Pollack-Matz

Secretary, T. Rowe Price Goldman Sachs Private Markets Fund

Enclosures

cc: Jennifer L Whitman

Blanket Bond (05/23)

Investment Company’s Blanket Bond Resolutions

Investment Company’s Blanket Bond

RESOLVED, that the TRP Interval Fund1 shall be named as an insured under a joint insured fidelity bond (the “Fidelity Bond”) having an aggregate coverage of not less than $135 million issued by ICI Mutual, a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Price Funds2, the TRP Interval Fund and each registered closed-end interval fund formed in the future and advised by T. Rowe Price Associates, Inc. (“Future TRP Interval Funds” and with the TRP Interval Fund, the “TRP Interval Funds”) from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940 (the “1940 Act”); and

FURTHER RESOLVED, that the proposed form and amount of the Fidelity Bond be, and the same hereby are, approved by the Board of Trustees (including all of the independent trustees), based on such factors including, but not limited to the amount of the Fidelity Bond, the expected value of the assets of the Price Funds and the TRP Interval Funds to which any person covered under the Fidelity Bond may have access, the estimated amount of the premium for such Fidelity Bond, the type and terms of the arrangements made for the custody and safekeeping of the Price Funds’ and TRP Interval Funds’ assets, and the nature of the securities in the Price Funds’ and TRP Interval Funds’ respective portfolios; and

FURTHER RESOLVED, that the share of the premium to be allocated to the TRP Interval Funds and Price Funds, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Fidelity Bond had been purchased separately, be, and the same hereby is, approved by the Board of Trustees (including all of the independent trustees), after having given due consideration to, among other things, the number of other parties insured under the Fidelity Bond, the nature of the business activities of those other parties, the amount of the Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among the parties named as insureds, and the extent to which the share of the premium allocated to the TRP Interval Fund under the Fidelity Bond is less than the premium that the TRP Interval Fund would have had to pay had it maintained a comparable single insured bond; and

FURTHER RESOLVED, that the officers of the TRP Interval Fund are, and each of them hereby is, authorized and empowered to obtain the Fidelity Bond and pay the premium thereof; and

FURTHER RESOLVED, that the amended and restated agreement among the Price Funds, TRP Interval Fund and T. Rowe Price Group providing that in the event that any recovery is received under the Fidelity Bond as a result of a loss sustained by the TRP Interval Fund and also by any other named insured shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such further changes therein as the officers of the TRP Interval Fund may determine to be necessary or desirable and proper with the advice of counsel, the execution of said joint fidelity bond agreement by such officers to be conclusive evidence of such determination; and

FURTHER RESOLVED, that an officer of the TRP Interval Fund is authorized to execute and deliver such agreement on behalf of the TRP Interval Fund.

1 TRP Interval Fund is defined as the T. Rowe Price Goldman Sachs Private Markets Fund

2 Price Fund is defined as the proprietary open-end T. Rowe Price 1940 Act Funds

2

FURTHER RESOLVED, that the Secretary of the TRP Interval Fund, or his or her designee, be, and hereby is, designated as the party responsible for making the necessary filings and giving of notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the TRP Interval Fund are authorized and directed to take such action with respect to obtaining additional fidelity bond coverage as they deem it necessary or appropriate pursuant to Rule 17g-1 under the 1940 Act.

Exhibit A - 17g-1 Minimum Required Coverage Calculation
Registered Investment Company	Gross Assets Registrant as of 2/5/2026	Minimum 17g-1 Required Coverage
T. Rowe Price Goldman Sachs Private Markets Fund	In process of being launched	$50,000
CURRENT AMOUNT OF THE JOINT FIDELITY BOND IN EFFECT IS $135 MILLION Combined Minimum 17g-1 Required Coverage for All Insureds at Registrant Level: $130,300,000

3

AMENDED AND RESTATED AGREEMENT CONCERNING ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

This Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries made as of the 31st day of August, 2025 and amended and restated on February 5, 2026, by and among the management investment companies registered under the Investment Company Act of 1940 listed on Schedule I (each, an “Investment Company” and collectively, the “Investment Companies”) and the affiliated service providers to the Investment Companies (“Affiliated Providers”) which are defined as an entity listed on Schedule II, all of which are named insureds on a certain fidelity bond underwritten by ICI Mutual Insurance Company (the “Insurer”) covering certain acts relating to the Investment Companies (“Joint Fidelity Bond”).

WHEREAS: each of the Investment Companies has registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as open-end or closed-end management investment companies; and

WHEREAS: Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds; and

WHEREAS: the Investment Companies each will benefit from their respective participation in the Joint Fidelity Bond in compliance with this Rule;

NOW, THEREFORE, it is agreed as follows:

1. The amount of coverage under the Joint Fidelity Bond shall at all times be at least equal in the amount to the sum of (a) the total amount of coverage that the Investment Company would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 had the Investment Company not been a named insured under the joint bond, plus (b) the amount of each bond that the Affiliated Providers would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Directors/Trustees of the Investment Companies, including a majority of those Directors/Trustees who are not “interested persons” of the Investment Company as defined by Section 2(a)(19) of the 1940 Act.

2. In the event any recovery is received under the Joint Fidelity Bond as a result of a loss sustained by any of the Investment Companies and one or more of the other named Insured, then each Investment Company sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Investment Company would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act (“Separate Bond”).

3. In the event that the claims of loss of the Insureds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Joint Fidelity Bond, the following rules for determining the priorities among the Investment Companies for satisfaction of the claims under the Joint Fidelity Bond shall apply:

A.	First, all claims of each Investment Company which have been duly proven and established under the Joint Fidelity Bond shall be satisfied up to the minimum amount of a Separate Bond for such Investment Company; and

B.	Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Investment Company in proportion to the total of the unsatisfied amount of the claims of each Investment Company.

4. No premium shall be paid under the Joint Fidelity Bond unless the majority of the Board of Directors/Trustees of each Investment Company named as an insured therein who are not “interested persons” of such Investment Companies as defined by Section 2(a)(19) of the 1940 Act, shall approve the allocation method and portion of the premium to be paid by such Investment Companies taking all relevant factors into consideration. Premiums due and payable under the Bond shall be paid 70% by the Investment Companies and 30% by the Affiliated Providers.

5. Additional Parties to this Agreement: This Agreement is intended to cover all entities insured under the Joint Fidelity Bond. In addition to the named insureds, any new T. Rowe Price advised management investment company registered under the 1940 Act after the inception of the bond will automatically be included as an insured under the current Joint Fidelity Bond and covered under this Agreement until the next renewal of such Joint Fidelity Bond, at which point the Investment Company(ies) will be added to the list of Investment Companies in Schedule I in the Joint Fidelity Bond Agreement.

6. This Agreement may be executed in multiple counterparts.

IN WITNESS WHEREOF, each Insured has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

/s/ David Oestreicher____________________

Authorized Representative for Schedule I and Schedule II Insureds

Schedule I

The list of Registered Investment Companies and their series as of February 5, 2026.

T. Rowe Price Balanced Fund, Inc.
T. Rowe Price Blue Chip Growth Fund, Inc.
T. Rowe Price Capital Appreciation Fund, Inc.
T. Rowe Price Capital Appreciation Fund
T. Rowe Price Capital Appreciation and Income Fund
T. Rowe Price Communications and Technology Fund, Inc.
T. Rowe Price Corporate Income Fund, Inc.
T. Rowe Price Credit Opportunities Fund, Inc.
T. Rowe Price Diversified Mid-Cap Growth Fund, Inc.
T. Rowe Price Dividend Growth Fund, Inc.
T. Rowe Price Equity Funds, Inc.
T. Rowe Price Institutional Large-Cap Core Growth Fund
T. Rowe Price Large-Cap Growth Fund
T. Rowe Price Large-Cap Value Fund
T. Rowe Price Institutional Mid-Cap Equity Growth Fund
T. Rowe Price Institutional Small-Cap Stock Fund
T. Rowe Price Hedged Equity Fund
T. Rowe Price Equity Income Fund, Inc.
T. Rowe Price Equity Series, Inc. (Variable Annuity)
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Blue Chip Growth Portfolio II
T. Rowe Price Equity Income Portfolio
T. Rowe Price Equity Income Portfolio II
T. Rowe Price Health Sciences Portfolio
T. Rowe Price Health Sciences Portfolio II
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price Mid-Cap Growth Portfolio II
T. Rowe Price All-Cap Opportunities Portfolio
T. Rowe Price Moderate Allocation Portfolio
T. Rowe Price Financial Services Fund, Inc.
T. Rowe Price Fixed Income Series, Inc. (Variable Annuity)
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Limited-Term Bond Portfolio II
T. Rowe Price Floating Rate Fund, Inc.
T. Rowe Price Global Allocation Fund, Inc.
T. Rowe Price Global Funds, Inc.
T. Rowe Price Institutional Emerging Markets Equity Fund
T. Rowe Price Global Value Equity Fund
T. Rowe Price Global Multi-Sector Bond Fund, Inc.
T. Rowe Price Global Real Estate Fund, Inc.

T. Rowe Price Global Technology Fund, Inc.
T. Rowe Price GNMA Fund, Inc.
T. Rowe Price Government Money Fund, Inc.
T. Rowe Price Growth Stock Fund, Inc.
T. Rowe Price Health Sciences Fund, Inc.
T. Rowe Price High Yield Fund, Inc.
T. Rowe Price U.S. High Yield Fund
T. Rowe Price Index Trust, Inc.
T. Rowe Price Equity Index 500 Fund
T. Rowe Price Mid-Cap Index Fund
T. Rowe Price Small-Cap Index Fund
T. Rowe Price Extended Equity Market Index Fund
T. Rowe Price Total Equity Market Index Fund
T. Rowe Price U.S. Limited Duration TIPS Index Fund
T. Rowe Price Inflation Protected Bond Fund, Inc.
T. Rowe Price Institutional Income Funds, Inc.
T. Rowe Price Institutional Floating Rate Fund
T. Rowe Price Institutional High Yield Fund
T. Rowe Price Institutional Long Duration Credit Fund
T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.
T. Rowe Price International Funds, Inc.
T. Rowe Price Africa & Middle East Fund
T. Rowe Price Asia Opportunities Fund
T. Rowe Price China Evolution Equity Fund
T. Rowe Price Dynamic Credit Fund
T. Rowe Price Dynamic Global Bond Fund
T. Rowe Price Emerging Europe Fund
T. Rowe Price Emerging Markets Bond Fund
T. Rowe Price Emerging Markets Corporate Bond Fund
T. Rowe Price Emerging Markets Discovery Stock Fund
T. Rowe Price Emerging Markets Local Currency Bond Fund
T. Rowe Price Emerging Markets Stock Fund
T. Rowe Price European Stock Fund
T. Rowe Price Global Consumer Fund
T. Rowe Price Global Growth Stock Fund
T. Rowe Price Global High Income Bond Fund
T. Rowe Price Global Impact Equity Fund
T. Rowe Price Global Industrials Fund
T. Rowe Price Global Stock Fund
T. Rowe Price International Bond Fund
T. Rowe Price International Bond Fund (USD Hedged)
T. Rowe Price International Disciplined Equity Fund
T. Rowe Price International Discovery Fund

T. Rowe Price International Value Equity Fund
T. Rowe Price International Stock Fund
T. Rowe Price Japan Fund
T. Rowe Price Latin America Fund
T. Rowe Price New Asia Fund
T. Rowe Price Overseas Stock Fund
T. Rowe Price International Index Fund, Inc.
T. Rowe Price International Equity Index Fund
T. Rowe Price International Series, Inc.
T. Rowe Price International Stock Portfolio
T. Rowe Price Limited Duration Inflation Focused Bond Fund, Inc.
T. Rowe Price Mid-Cap Growth Fund, Inc.
T. Rowe Price Mid-Cap Value Fund, Inc.
T. Rowe Price Multi-Sector Account Portfolios, Inc. (MAPS)
T. Rowe Price Mortgage-Backed Securities Multi-Sector Account Portfolio
T. Rowe Price Multi-Strategy Total Return Fund, Inc.
T. Rowe Price All-Cap Opportunities Fund, Inc.
T. Rowe Price New Era Fund Inc.
T. Rowe Price New Horizons Fund, Inc.
T. Rowe Price New Income Fund, Inc.
T. Rowe Price Integrated Equity Funds, Inc.
T. Rowe Price Integrated Global Equity Fund
T. Rowe Price Integrated US Small-Cap Growth Equity Fund
T. Rowe Price Integrated US Small-Mid Cap Core Equity Fund
T. Rowe Price Integrated US Large-Cap Value Equity Fund
T. Rowe Price Real Assets Fund, Inc.
T. Rowe Price Real Estate Fund, Inc.
T. Rowe Price Reserve Investment Funds, Inc.
T. Rowe Price Treasury Reserve Fund
T. Rowe Price Government Reserve Fund
T. Rowe Price Transition Fund
T. Rowe Price Retirement Funds, Inc.
T. Rowe Price Retirement Balance Fund
T. Rowe Price Retirement 2005 Fund
T. Rowe Price Retirement 2010 Fund
T. Rowe Price Retirement 2015 Fund
T. Rowe Price Retirement 2020 Fund
T. Rowe Price Retirement 2025 Fund
T. Rowe Price Retirement 2030 Fund
T. Rowe Price Retirement 2035 Fund
T. Rowe Price Retirement 2040 Fund
T. Rowe Price Retirement 2045 Fund
T. Rowe Price Retirement 2050 Fund

T. Rowe Price Retirement 2055 Fund
T. Rowe Price Retirement 2060 Fund
T. Rowe Price Retirement 2065 Fund
T. Rowe Price Retirement 2070 Fund
T. Rowe Price Retirement Blend 2005 Fund
T. Rowe Price Retirement Blend 2010 Fund
T. Rowe Price Retirement Blend 2015 Fund
T. Rowe Price Retirement Blend 2020 Fund
T. Rowe Price Retirement Blend 2025 Fund
T. Rowe Price Retirement Blend 2030 Fund
T. Rowe Price Retirement Blend 2035 Fund
T. Rowe Price Retirement Blend 2040 Fund
T. Rowe Price Retirement Blend 2045 Fund
T. Rowe Price Retirement Blend 2050 Fund
T. Rowe Price Retirement Blend 2055 Fund
T. Rowe Price Retirement Blend 2060 Fund
T. Rowe Price Retirement Blend 2065 Fund
T. Rowe Price Retirement Blend 2070 Fund
T. Rowe Price Retirement Income 2020 Fund
T. Rowe Price Retirement Income 2025 Fund
T. Rowe Price Target 2005 Fund
T. Rowe Price Target 2010 Fund
T. Rowe Price Target 2015 Fund
T. Rowe Price Target 2020 Fund
T. Rowe Price Target 2025 Fund
T. Rowe Price Target 2030 Fund
T. Rowe Price Target 2035 Fund
T. Rowe Price Target 2040 Fund
T. Rowe Price Target 2045 Fund
T. Rowe Price Target 2050 Fund
T. Rowe Price Target 2055 Fund
T. Rowe Price Target 2060 Fund
T. Rowe Price Target 2065 Fund
T. Rowe Price Target 2070 Fund
T. Rowe Price Science & Technology Fund, Inc.
T. Rowe Price Short-Term Bond Fund, Inc.
T. Rowe Price Short-Term Bond Fund
T. Rowe Price Short Duration Income Fund
T. Rowe Price Ultra Short-Term Bond Fund
T. Rowe Price Small-Cap Stock Fund, Inc.
T. Rowe Price Small-Cap Value Fund, Inc.
T. Rowe Price Spectrum Fund, Inc.
T. Rowe Price Spectrum Diversified Equity Fund

T. Rowe Price Spectrum Income Fund
T. Rowe Price Spectrum International Equity Fund
T. Rowe Price Spectrum Funds II, Inc.
T. Rowe Price Spectrum Moderate Allocation Fund
T. Rowe Price Spectrum Moderate Growth Allocation Fund
T. Rowe Price Spectrum Conservative Allocation Fund
T. Rowe Price State Tax-Free Funds, Inc.
T. Rowe Price California Tax-Free Bond Fund
T. Rowe Price Georgia Tax-Free Bond Fund
T. Rowe Price Maryland Short-Term Tax-Free Bond Fund
T. Rowe Price Maryland Tax-Free Bond Fund
T. Rowe Price Maryland Tax-Free Money Fund
T. Rowe Price New Jersey Tax-Free Bond Fund
T. Rowe Price New York Tax-Free Bond Fund
T. Rowe Price Virginia Tax-Free Bond Fund
T. Rowe Price Summit Funds, Inc.
T. Rowe Price Cash Reserves Fund
T. Rowe Price Summit Municipal Funds, Inc.
T. Rowe Price Summit Municipal Income Fund
T. Rowe Price Summit Municipal Intermediate Fund
T. Rowe Price Tax-Efficient Funds, Inc.
T. Rowe Price Tax-Efficient Equity Fund
T. Rowe Price Tax-Exempt Money Fund, Inc.
T. Rowe Price Tax-Free High Yield Fund, Inc.
T. Rowe Price Tax-Free Income Fund, Inc.
T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.
T. Rowe Price Tax-Free Ultra Short-Term Bond Fund
T. Rowe Price Total Return Fund, Inc.
T. Rowe Price QM U.S. Bond Index Fund, Inc.
T. Rowe Price U.S. Equity Research Fund, Inc.
T. Rowe Price U.S. Equity Research Fund
T. Rowe Price U.S. Large-Cap Core Fund, Inc.
T. Rowe Price U.S. Treasury Funds, Inc.
U.S. Treasury Intermediate Index Fund
U.S. Treasury Long-Term Index Fund
U.S. Treasury Money Fund
T. Rowe Price Value Fund, Inc.
T. Rowe Price Exchange-Traded Funds, Inc.
T. Rowe Price Blue Chip Growth ETF
T. Rowe Price Dividend Growth ETF
T. Rowe Price Equity Income ETF
T. Rowe Price Growth Stock ETF
T. Rowe Price U.S. Equity Research ETF

T. Rowe Price Total Return ETF
T. Rowe Price Ultra Short-Term Bond ETF
T. Rowe Price QM U.S. Bond ETF
T. Rowe Price Floating Rate ETF
T. Rowe Price U.S. High Yield ETF
T. Rowe Price Growth ETF
T. Rowe Price International Equity ETF
T. Rowe Price Small-Mid Cap ETF
T. Rowe Price Capital Appreciation Equity ETF
T. Rowe Price Value ETF
T. Rowe Price Intermediate Municipal Income ETF
T. Rowe Price Technology Equity ETF
T. Rowe Price Capital Appreciation Premium Income ETF
T. Rowe Price Hedged Equity ETF
T. Rowe Price Financials ETF Equity
T. Rowe Price Natural Resources ETF
T. Rowe Price Global Equity ETF
T. Rowe Price Health Care ETF
T. Rowe Price International Equity Research ETF
T. Rowe Price Active Core International Equity ETF
T. Rowe Price Active Core U.S. Equity ETF
T. Rowe Price High Income Municipal ETF
T. Rowe Price Long Municipal Income ETF
T. Rowe Price Multi-Sector Income ETF
T. Rowe Price Short Municipal Income ETF
T. Rowe Price Goldman Sachs Private Markets Fund

Schedule II

T. Rowe Price Group, Inc.
T. Rowe Price Advisory Services, Inc.
T. Rowe Price Associates, Inc.
T. Rowe Price (Canada), Inc.
T. Rowe Price Investment Management, Inc., incl. IoM Branch
T. Rowe Price Investment Services, Inc.
T. Rowe Price Retirement Plan Services, Inc.
T. Rowe Price Services, Inc.
T. Rowe Price Trust Company
Retiree, Inc.
T. Rowe Price International Limited
T. Rowe Price (Luxembourg) Management SARL
T. Rowe Price (Luxembourg) GP S.a.r.l.
T. Rowe Price (Switzerland) GmbH
T. Rowe Price Australia Limited
T. Rowe Price Hong Kong Limited
T. Rowe Price Investment Consulting (Shanghai) Co., Ltd.
T. Rowe Price Japan, Inc.
T. Rowe Price Singapore Private Ltd.
T. Rowe Price UK Limited
TRPH Corporation
T. Rowe Price Foreign Investment, Inc.
Oak Hill Advisors, L.P. and its subsidiaries*

* Oak Hill Advisors, L.P. and its subsidiaries are not currently providing services to the Price Funds; however, they are Named Insureds on the Corporate portion of the Bond and are being included on the Joint Fidelity Bond Agreement with the Price Funds in case during the 25-26 bond period they would begin to provide such services.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)	Bond Number:
	T. Rowe Price Capital Appreciation Fund	87163125B

Principal Office:	Mailing Address:
4515 Painters Mill Road, OM-2170	4515 Painters Mill Road, OM-2170
Owings Mills, MD 21117	Owings Mills, MD 21117

Item 2.	Bond Period: from 12:01 a.m. on August 31, 2025 , to 12:01 a.m. on August 31, 2026 or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
	Subject to Sections 9, 10 and 12 hereof:

			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$135,000,000	$250,000
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$135,000,000	$250,000
	Insuring Agreement D-	IN TRANSIT	$135,000,000	$250,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$135,000,000	$250,000
	Insuring Agreement F-	SECURITIES	$135,000,000	$250,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$135,000,000	$250,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$250,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$135,000,000	$250,000
	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
	Insuring Agreement J-	COMPUTER SECURITY	$135,000,000	$250,000
	Insuring Agreement M	Social Engineering Fraud	$1,000,000	$250,000
	Insuring Agreement O	FRAUDULENT TRANSACTIONS BACKSTOP	$3,000,000	$250,000

Item 4.	Offices or Premises Covered--All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13-14-15

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Briana Davis	By:	/S/ Maggie Sullivan
	Authorized Representative		Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured’s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

2	Blanket Bond (05/23)

E.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)	bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2)	instructions, requests or applications directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)	withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1)	be Counterfeit, but only to the extent that the Counterfeit directly causes the loss, or

(2)	be lost or stolen, or

(3)	contain a Forgery or Alteration, but only to the extent the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

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This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

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EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)	any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(5)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(6)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

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C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

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THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Authorized Address” means (1) any Officially Designated address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.	“Authorized Bank Account” means any Officially Designated bank account to which redemption proceeds may be sent.

E.	“Authorized Recipient” means (1) the Shareholder of Record, or (2) any other Officially Designated person to whom redemption proceeds may be sent.

F.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.	“Convertible Virtual Currency” means Digital Assets that have an equivalent value in real currency, or that act as a substitute for real currency, including, without limitation, stablecoins and other cryptocurrency.

H.	“Counterfeit” means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

I.	“Currency” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its official currency.

J.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

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L.	“Digital Assets” mean any digital representations of value which are recorded on cryptographically secured distributed ledgers or any similar technology, including, without limitation, Convertible Virtual Currency and Non-Fungible Tokens.

M.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act. As used in this definition, “improper financial benefit” does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

N.	“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

O.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

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(6)	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

P.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

Q.	“Forgery” means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

R.	“Items of Deposit” means one or more checks or drafts.

S.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

T.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

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U.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

V.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

W.	“Non-Fungible Tokens” mean Digital Assets that are unique digital identifiers that are recorded on cryptographically secured distributed ledgers or any similar technology, and that are used to certify authenticity and/or ownership of unique assets that cannot be traded, divided, or exchanged at equivalency.

X.	“Officially Designated” means designated by the Shareholder of Record:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or

(3)	in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

Y.	“Original” means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Z.	“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

AA.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

BB.	“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

CC.	“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

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DD.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

EE.	“Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

FF.	“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

GG.	“Single Loss” means:

(1)	all loss caused by any one act (other than a Dishonest or Fraudulent Act) committed by one person, or

(2)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(3)	all expenses incurred with respect to any one audit or examination, or

(4)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and (2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

HH.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

II.	“Written” means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

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B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.	Loss resulting from Property that is the object of a Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)	to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

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L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or committed by an Employee as defined in Section 1.O(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.	Loss resulting from the theft, disappearance, destruction, disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.	All costs, fees, and other expenses arising from a data security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.	Loss resulting from vandalism or malicious mischief.

U.	Loss resulting from the theft, disappearance, or destruction of Digital Assets or from the change in value of Digital Assets, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

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SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

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SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

15	Blanket Bond (05/23)

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

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SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

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SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

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C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

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SECTION 20. ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

20	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

(1)	any Investment Company (or portfolio thereof) existing as of the Effective Date of this Bond that is advised, distributed, or administered by T. Rowe Price Group, Inc. or any Designated Non-Fund and which T. Rowe Price Group, Inc. has made a good faith effort to identify as a proposed Insured in the Application or any attachments thereto, provided that T. Rowe Price Group or any Designated Non-Fund has responsibility for placing insurance coverage for such existing Investment Company;

(2)	any Investment Company (or portfolio thereof) newly created after the Effective Date of this Bond that is advised, distributed, or administered by T. Rowe Price Group, Inc. or any Designated Non-Fund; provided, that T. Rowe Price Group, Inc. or any Designated Non-Fund has responsibility for placing insurance coverage for such newly created Investment Company; and

(3)	any Inactive Investment Company (or portfolio thereof).

It is further understood and agreed that notwithstanding the foregoing, and regardless of how many times this Bond (or this rider) may hereafter be renewed, an Inactive Investment Company (or portfolio thereof) shall automatically cease to be an Insured eight years following its Inactive Date.

It is further understood and agreed that:

(a)	“Designated Non-Fund” shall mean any Non-Fund (other than T. Rowe Price Group, Inc.) that is (i) an Existing Subsidiary that T. Rowe Price Group, Inc. has made a good faith effort to identify as a proposed Insured in the Application or any attachments thereto or (2) a Newly Created Subsidiary.

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(b)	“Existing Subsidiary” shall mean any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly by T. Rowe Price Group, Inc. as of the Effective Date of this Bond which T. Rowe Price Group, Inc. has made a good faith effort to identify in the Application or any attachment thereto;

(c)	“Inactive Investment Company” shall mean any Investment Company (or portfolio thereof) (1) that has no active operations of its own, either by reason of previously (i) having had substantially all of its assets acquired by an Investment Company that is an Insured, (ii) having been merged into another Investment Company that is an Insured, or (iii) having been liquidated; and (2) that was an Insured under any prior Investment Company Blanket Bond issued by the Underwriter under which Bond such Investment Company was an Insured;

(d)	“Inactive Date” as regards an Inactive Investment Company (or portfolio thereof) is the date that such Inactive Investment Company (or portfolio thereof) ceased operations by reason of subpart (1)(i), (ii), or (iii) of the definition of “Inactive Investment Company;” and

(e)	“Newly Created Subsidiary” shall mean any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly by T. Rowe Price Group, Inc. and newly created after the Effective Date of this Bond that (i) is not a not-for-profit organization; (ii) is not formed as part of a partnership, joint venture or other type of joint arrangement or collaboration; (iii) is not formed in connection with an acquisition of non-affiliated entities; (iv) will provide services to an Insured Fund, or to shareholders of such Insured Fund in connection with the issuance, transfer, or redemption of their Insured Fund shares; and (v) is an Insured under ICI Mutual Investment Company Blanket Bond No. 87163225B.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0001.0-01-163 (08/25)

2	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

3	Blanket Bond (05/23)

(3)	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

c.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

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d.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

e.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

f.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.GG of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0019.1-00 (05/23)

5	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

In the event that one or more Insureds under this Bond and one or more Insureds under ICI Mutual Investment Company Blanket Bond No. 87163225B (“Associated Bond” and, together with this Bond, the “ICI Mutual Bonds”) sustain losses that would constitute a Single Loss (assuming, for this purpose, that the ICI Mutual Bonds were deemed to be a single bond), the total liability of the Underwriter for such losses under the ICI Mutual Bonds in combination shall in no event exceed the highest of the applicable Limits of Liability for the relevant Insuring Agreement as established under the ICI Mutual Bonds. In no event shall the applicable Limit of Liability of each of the ICI Mutual Bonds be added together or otherwise combined to determine the total liability of the Underwriter.

By way of example, if (1) one or more Insureds were to sustain losses covered under Insuring Agreement A (Fidelity) of this Bond and one or more Insureds under the Associated Bond were to sustain losses covered under Insuring Agreement A (Fidelity) of the Associated Bond, and (2) such losses were caused by one or more Dishonest or Fraudulent Acts committed by the same person, then the total liability of the Underwriter for such losses could in no event exceed One Hundred and Thirty-Five Million Dollars ($135,000,000), regardless of the total amount of such losses or how such losses are allocable as between this Bond and the Associated Bond. The foregoing example is included solely for convenience, and shall not itself be deemed to be a term or condition of coverage.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0403.0-01-163 (08/14)

6	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee:

(a)	is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and

(b)	is communicating with purchasers of such shares only by telephone or in writing (unless such employee is a “customer service representative” employed by (i) T. Rowe Price Group, Inc. or a Designated Non-Fund (“TRP”), who may also communicate face-to-face with purchasers of such shares in the office of the purchaser or the office of TRP), and

(c)	does not receive commissions or other performance-based compensation on such sales.

It is further understood and agreed that for purposes of this rider, the term “other performance-based compensation” shall not include an annual bonus paid to an employee of TRP, provided that any such bonus does not exceed 20% of that employee’s annual salary, and that the amount of any such bonus is not linked to the sale of securities issued by any particular Insured Fund.

For purposes of this rider, “Designated Non-Fund” shall have the same meaning as defined in Rider No. 1 of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0026.0-04-163 (08/25)

7	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

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Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0030.0-01 (01/02)

9	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Insuring Agreement I., Phone/Electronic Transactions, is hereby amended to replace the semicolon at the end of subpart (2) with “, or a Retirement Plan Participant or an authorized agent of a Retirement Plan Participant;”.

It is further understood and agreed that, for purposes of Insuring Agreement E., Forgery or Alteration; Insuring Agreement F., Securities; and Insuring Agreement I., Phone/Electronic Transactions, of this Bond only, the following terms shall mean:

(A)	“customer of the Insured”, as used in Insuring Agreement E., includes a Retirement Plan Participant.

(B)	“Designated Retirement Account” or “DRA” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(C)	“Owner” means the individual for whose benefit the DRA, or subaccount thereof, is established.

(D)	“Phone/Electronic Transaction”, as used in Insuring Agreement I., includes any (1) withdrawal of retirement plan assets, including loan proceeds, from a DRA of a Retirement Plan Participant, (2) exchange of retirement plan assets between investment options within a DRA, or between identically registered DRAs of a Retirement Plan Participant, or (3) purchase of retirement plan assets for a DRA of a Retirement Plan Participant, which withdrawal, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

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(E)	“Retirement Plan Participant” shall mean the Owner of any DRA for which an Insured provides record keeping or other administrative services, as designated (a) in a written or electronic document provided to an Insured and purporting to be directly from the retirement plan sponsor or (b) otherwise in writing accompanied by a signature guarantee.

It is further understood and agreed that, in addition to otherwise applicable exclusions, this Bond also does not cover loss resulting from or in connection with:

(1)	any withdrawal of retirement plan assets, including loan proceeds, where the proceeds of such withdrawal were requested to be paid or made payable to other than (a) a Verified RPP Recipient, or (b) a Verified RPP Bank Account; or

(2)	any withdrawal of retirement plan assets, including loan proceeds, where the proceeds of such withdrawal were requested to be paid or made payable to other than a Verified RPP Address for such DRA.

It is further understood and agreed that, as provided for in Rider No. 7, the Limit of Liability as set forth in Rider No. 7 with respect to any Single Loss, and the Aggregate Limit of Liability as set forth in Rider No. 7 with respect to any and all loss or losses, shall apply to loss or losses caused by Verified Withdrawals.

For purposes of this Rider, the following terms shall have the following meanings:

“Verified RPP Address” means (1) any Officially Designated address to which withdrawal proceeds may be sent, (2) any address designated in a written or electronic document provided to an Insured and purporting to be directly from the retirement plan sponsor, (3) any address designated in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such withdrawal request, or (4) any address designated by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such withdrawal.

“Verified RPP Bank Account” means (1) any Officially Designated bank account to which withdrawal proceeds may be sent, or (2) any bank account designated to receive withdrawal proceeds in a written or electronic document provided to the Insured and purporting to be directly from the retirement plan sponsor.

“Verified RPP Recipient” means (1) the Retirement Plan Participant, or a DRA established for the benefit of the Retirement Plan Participant, (2) any other Officially Designated person to whom withdrawal proceeds may be sent, or (3) any other person designated to receive withdrawal proceeds in a written or electronic document provided to the Insured and purporting to be directly from the retirement plan sponsor.

11	Blanket Bond (05/23)

“Verified Withdrawal” means any withdrawal of retirement plan assets from a DRA (including loan proceeds), where the proceeds of such withdrawal were requested to be paid or made payable to any Verified RPP Bank Account or Verified RPP Address.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0049.0-01-163 (08/19)

12	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any Online Redemption(s) or Online Purchase(s) involving an aggregate amount in excess of Two Million Five Hundred Thousand Dollars ($2,500,000) per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such Online Redemption(s) or Online Purchase(s):

(a)	the Shareholder of Record or the Retirement Plan Participant verifies, by some method other than an Electronic Transmission effected over the Internet, that each such redemption or purchase has been authorized, and

(b)	if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an Online Transaction and/or a Verified Withdrawal shall be Twenty-Five Million Dollars ($25,000,000).

It is further understood and agreed that, notwithstanding Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by any and all Online Transactions and/or any and all Verified Withdrawals shall be an aggregate of Twenty-Five Million Dollars ($25,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

13	Blanket Bond (05/23)

“Designated Retirement Account” or “DRA” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

“Online Purchase” means any purchase of shares issued by an Investment Company or purchase of retirement plan assets for a DRA of a Retirement Plan Participant, which purchase is requested through an Electronic Transmission over the Internet.

“Online Redemption” means any redemption of shares issued by an Investment Company or withdrawal of retirement plan assets (including loan proceeds) from a DRA of a Retirement Plan Participant, which redemption or withdrawal is requested through an Electronic Transmission over the Internet.

“Online Transaction” means any Phone/Electronic Transaction requested through an Electronic Transmission over the Internet.

“Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.

“Retirement Plan Participant” means the Owner of any DRA for which an Insured provides record keeping or other administrative services, as designated (a) in a written or electronic document provided to an Insured and purporting to be directly from the retirement plan sponsor or (b) otherwise in writing accompanied by a signature guarantee.

“Verified Withdrawal” means any withdrawal of retirement plan assets from a DRA (including loan proceeds), where the proceeds of such withdrawal were requested to be paid or made payable to any Verified RPP Bank Account or Verified RPP Address.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0038.0-03-163 (08/19)

14	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0053.1-01 (05/21)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 5 of this Bond is amended to read as follows:

“Discovery occurs when the General Counsel, Managing Legal Counsel, the Chief Financial Officer, or any Chief Compliance Officer of an Insured (each, a “Designated Person”) becomes aware of facts which would cause a reasonable person to assume that a loss of over $250,000 (Two Hundred Fifty Thousand Dollars) covered by the Bond has been or is likely to be incurred, regardless of when the act causing or contributing to such loss occurred, even though the exact amount of details of loss may not then be known. Notice to any Designated Person of an actual or potential claim of over $250,000 (Two Hundred Fifty Thousand Dollars) by a third party which alleges that the Insured is liable under circumstances which, if true, would create a loss of over $250,000 (Two Hundred Fifty Thousand Dollars) under this Bond, constitutes such discovery.”

It is further understood and agreed that the last sentence of the fifth paragraph of Section 13. Termination shall be deleted in its entirety and replaced with the following:

The Insured, within ninety (90) business days of such detection by the General Counsel, Managing Legal Counsel, the Chief Financial Officer, or any Chief Compliance Officer of an Insured, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

RNM0027.0-02-163 (08/18)

16	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Underwriter shall use its best efforts to enter into an agreement with each Facultative Reinsurer on this Bond, regarding the Insureds’ rights against such Facultative Reinsurer (“Cut Through Agreement”), in substantially the form(s) reviewed and agreed to by the Insureds.

It is further understood and agreed that as used in this rider, “Facultative Reinsurer” means any entity providing reinsurance for this Bond to the Underwriter on a facultative basis (and always excluding any entity providing reinsurance for this Bond to the Underwriter pursuant to treaty).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

RN0058.0-00 (08/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

SOCIAL ENGINEERING FRAUD

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.       Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $250,000 (Two Hundred Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.	“Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

18	Blanket Bond (05/23)

2.	“Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)	is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)	is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay, or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay, or deliver money; and

(c)	is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.	“Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.	“Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

RN0054.0-00 (07/18)

19	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

ENHANCED AUTHENTICATION MEASURES

In consideration for the premium charged for this Bond, it is hereby understood and agreed that SECTION 1. DEFINITIONS is amended by deleting the definition of “Officially Designated” in paragraph V in its entirety and replacing it with the following:

X.	“Officially Designated” means designated by the Shareholder of Record or the Retirement Plan Participant:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee,

(3)	in writing and submitted in person in an office or on the premises of the Insured where the identity of the Shareholder of Record or the Retirement Plan Participant is contemporaneously verified using a valid form of government-issued identification presented to an Employee, provided such Employee is duly authorized to conduct such verification by a Non-Fund that is an Insured on Bond No. 87163225B.

(4)	in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record or the Retirement Plan Participant by the Insured at a predetermined telephone number provided by the Shareholder of Record or the Retirement Plan Participant in writing to the Insured at least thirty (30) days prior to such callback, or

(5)	in writing, by voice over the telephone, or by Electronic Transmission, where the identity of the Shareholder of Record or the Retirement Plan Participant is contemporaneously confirmed using Enhanced Authentication Measures.

20	Blanket Bond (05/23)

It is further understood and agreed that “Enhanced Authentication Measures” shall mean the verification process provided by (a) LexisNexis® InstantID® Q&A, (b) Transunion ID Manager / Authentication, (c) Quovo, (d) Early Warning Identity and Authentication Solutions, (e) SAP Cloud Platform Identity Authentication, or (f) Strongmail/Strongview.

It is further understood and agreed that the title in this Rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0420.0-00-163 (08/23)

21	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

AS-OF TRANSACTIONS

In consideration for the premium charged for this Bond, it is hereby understood and agreed that as regards a request for an As-Of Transaction, the phrase “transmitted by electronic mail” in exclusion (5) of Insuring Agreement I., Phone/Electronic Transactions, shall not apply.

It is further understood and agreed that for purposes of this rider:

1.       “As-Of Transaction” shall mean a Phone/Electronic Transaction that:

(a)	is transmitted by a Non-NSCC Intermediary on behalf of a Fund shareholder to a Non-Fund that is an Insured on Bond No. 87163225B, and

(b)	is verified in accordance with the Insured’s established security procedures for As-Of Transactions.

An As-Of Transaction does not mean or include any other transaction(s), including but not limited to any change to an Authorized Address, an Authorized Bank Account, and/or an Authorized Recipient.

2.	“Non-NSCC Intermediary” shall mean recordkeeper or distributor that is duly authorized by a Non-Fund that is an Insured on Bond No. 87163225B (pursuant to a written authorization agreement) to transmit transaction requests on an omnibus basis to such Non-Fund on behalf of one or more Fund shareholders; provided, however, that a Non-NSCC Intermediary shall not include any recordkeeper or distributor that is a member of the National Securities Clearing Corporation.

It is further understood and agreed that the title in this Rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

22	Blanket Bond (05/23)

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0423.0-01-163 (08/21)

23	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

ADVISOR SERVICES GROUP TRANSACTIONS

In consideration for the premium charged for this Bond, it is hereby understood and agreed that as regards a request for an Advisor Services Group Transaction, the phrase “transmitted by electronic mail” in exclusion (5) of Insuring Agreement I., Phone/Electronic Transactions, shall not apply.

It is further understood and agreed that for purposes of this rider:

1.       “Advisor Services Group Transaction” shall mean a Phone/Electronic Transaction that:

(a)	is transmitted by an Advisor Services Group Agent on behalf of a Fund shareholder to a Non-Fund that in an Insured on Bond No. 87163225B, and

(b)	is verified in accordance with the Insured’s established security procedures for Advisor Services Group Transactions.

An Advisor Services Group Transaction does not mean or include any other transaction(s), including but not limited to any change to an Authorized Address, an Authorized Bank Account, and/or an Authorized Recipient.

2.	“Advisor Services Group Agent” shall mean an investment advisor registered under the Investment Advisors Act of 1940 that is duly authorized by a Fund shareholder (pursuant to a written authorization agreement) to transmit transaction requests to a Non-Fund that in an Insured on Bond No. 87163225B on behalf of such shareholder.

It is further understood and agreed that the title in this Rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

24	Blanket Bond (05/23)

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0422.0-01-163 (08/21)

25	Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

T. Rowe Price Capital Appreciation Fund		87163125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 31, 2025	August 31, 2025 to August 31, 2026	/S/ Briana Davis

FRAUDULENT TRANSACTIONS BACKSTOP (FUNDS-ONLY BOND)

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding Insuring Agreement O, as follows:

O.       Fraudulent Transactions Backstop

Loss resulting directly from a Fund Shareholder Transaction, where the request for such Fund Shareholder Transaction:

(1)	is made by an individual or entity purporting to be a Fund shareholder or an authorized agent of a Fund shareholder, and

(2)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that (1) reasonable efforts were made to ensure that the Fund Shareholder Transaction was requested by the actual Fund shareholder (or authorized agent thereof), and (2) such loss is not otherwise covered under any other Insuring Agreement of this Bond.

The Limit of Liability for a Single Loss under this rider is $3,000,000 (Three Million Dollars), and the Deductible Amount is $250,000 (Two Hundred Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability with respect to any and all loss or losses under this rider shall be $3,000,000 (Three Million Dollars) for the Bond Period, irrespective of the total amount of all such loss or losses.

It is further understood and agreed that for purposes of this rider only, “Fund Shareholder Transaction” shall mean any transfer, payment, redemption, or delivery of any shares issued by an Investment Company.

26	Blanket Bond (05/23)

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

RNM0405.0-01-163 (08/19)

27	Blanket Bond (05/23)